AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

VIA FACSIMILE: 202-772-9368
(Original to follow by mail)

August 12, 2008

Attention: Karl Hiller – Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Mr. Hiller:

RE:	Avino Silver & Gold Mines Ltd. Form 20F for Transition Period Ended December 31, 2007 File No. 0-09266

We are in receipt of your letter dated, July 31, 2008 pertaining to the above noted file. Following you will find your questions and our replies. If agreeable, we would like to receive your confirmation of our proposed changes before re-filing our Form 20F.

QUESTION

Internal Controls Over Financial Reporting, page 38

1.

While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 15(b)(3) of Form 20-F. Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

In addition, please consider whether management’s failure to provide the disclosure required by Item 15(b)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 19 of Form 20-F. Please revise these certifications to include the introductory language of paragraph 4, as set forth in Exhibit Instruction 12.

ANSWER

1.

We agree with your suggestion to conclude our assessment of the internal control over financial reporting as being ineffective. And as a result, we agree that we should conclude that the disclosure controls and procedures are also ineffective due to weaknesses in our assessment. We have attached our proposed revised disclosure for your review.

Regarding the Principal (Executive/Financial) Officers certifications under Item 19, we have attached a revised copy of the Principal Financial Officer’s certificate. Please confirm this is agreeable. We will include both the Principal Executive and Financial Officers certificates upon re-filing the Form 20-F.

QUESTION

Financial Statements

2.

We note you have not included an audit report covering your financial statements for the period from February 1, 2005 through January 31, 2006. Further, we note you have not included audit reports covering your financial statements for the periods February 1, 2004 through January 31, 2005 and February 1, 2005 through January 31, 2006 in your Form 20-F for the fiscal year ended January 31, 2007. Please obtain the respective audit reports from your independent accountants and include them in amendments to your filings.

ANSWER

2.

We have obtained the necessary audit reports from the prior auditor and will include these letters when we re-file the Form 20-F forms for both the fiscal year ended January 31, 2007 and December 31, 2007. We have also included a copy of these letters for your review.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Avino Silver & Gold Mines Ltd.

Per:

/s/ Lisa Sharp

Lisa Sharp, Chief Financial Officer